July 18, 2008

Brink’s Home Security Holdings, Inc.
Registration Statement on Form 10
File No. 001-34088

Dear Mr. Knight:

We refer to the letter of June 27, 2008 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Brink’s Home Security Holdings, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-34088, filed on May 30, 2008 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”).  The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter.  Four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement are enclosed for your convenience.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment.  The page numbers in the responses refer to pages in the marked copy of the Information Statement.  Where requested, supplemental information has been provided.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Except as otherwise specifically noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Registration Statement on Form 10, File No. 001-34088

General

1.
Please file your exhibits, such as the separation and other agreements with Brink’s, as soon as practicable.  We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Response:  The Company acknowledges the Staff’s comment.  All of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed have been filed with the Amendment or will be filed as promptly as practicable in a pre-effective amendment.

Registration Statement Cover Page

2.
Please note that the registration statement cover page was amended in Release No. 33-8876 titled “Smaller Reporting Company Regulatory Relief and Simplification,” effective February 4, 2008, to add a disclosure requirement on Form 10 that requests a registrant to check mark whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company (replacing the defined term, “small business issuer”).  Please revise your registration statement cover page to comply with this new requirement.

Response:  The Company has revised the cover page to the Registration Statement.

Exhibit 99.1 Information Statement

3.
We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by the trade magazine Security Distributing and Marketing, for example.  Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.  Confirm for us that these documents are publicly available and were not prepared in connection with the registration statement.

Response:  The Company has included the requested materials in Annex A attached hereto.  The sources utilized for the Company’s statements include IMS Research, Barnes Reports, SDM Magazine, Builder Magazine, U.S. Census Bureau data, Statistics Canada data, Lehman Brothers Global Equity Research Report on the Security Monitoring Industry and the public filings of its competitors with the Security and Exchange Commission.  The Company confirms to the Staff that all of the research is publicly available and was not prepared in connection with the Registration Statement.

Summary, page 1

Brink’s Home Security Holdings, Inc., page 1

4.	Where you disclose revenues and operating profit in the fourth paragraph, also disclose net income for the same periods.

Response:  The Company has revised its disclosure on page 1 to include net income for each of the periods where it has disclosed revenues and operating profit.

5.	Briefly define monthly recurring revenue.

Response:  The Company has revised its disclosure on page 1 to include a definition of monthly recurring revenue.

Questions and Answers about the Spin-Off, page 4

6.
Please revise to summarize in one place the kind and amount of various payments that you and Brink’s will make to each other in connection with the spin-off, or immediately before or after the spin-off, including the repayment or forgiveness of intercompany indebtedness.  Explain why Brink’s is making a $50 million capital contribution in connection with the distribution and how its board arrived at this amount.

Response:  The Company has revised its disclosure on page 6 to summarize the payments that will be made in connection with the spin-off and to describe the $50 million cash contribution.

What will I receive in the spin-off?, page 4

7.
If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of BHS shares that a Brink’s shareholder will receive for different amounts of shares held.  If applicable, discuss how the distribution ratio may result in shareholders holding smaller or odd lots of BHS shares and this may make it more difficult for BHS shareholders to sell their shares.

Response:  The Company acknowledges the Staff’s comment.  The distribution ratio has yet to be determined, but if it is not one-for-one, the Company will include in a pre-effective amendment a table depicting the number of BHS shares a Brink’s shareholder will receive for various amounts of Brink’s shares held.  If applicable, the Company will also disclose in a pre-effective amendment how the distribution ratio may affect BHS shareholders’ ability to sell their shares.

8.
We note the series of transactions pursuant to which the BHS shares distributed to The Brink’s Company Employee Benefits Trust will be returned to BHS and shares of Brink’s common stock of equivalent value will be provided in their place.  In light of these transactions, please explain why you believe that the distribution is pro rata and does not require Securities Act registration.  In your analysis, please provide a detailed explanation of the transactions, including their purpose and effect, the timing of each step, the value of the consideration being paid, and the impact on Brink’s shareholders’ proportionate interest in BHS versus their proportionate interests in Brink’s.  Refer to Staff Legal Bulletin No. 4 available on our website at http://www.sec.gov/interps/legal.shtml.

Response:  The Company advises the Staff that the Company no longer expects The Brink’s Company Employee Benefits Trust (the “Brink’s Trust”) to hold any Brink’s shares on the distribution date.  Therefore, the Brink’s Trust will not receive any BHS shares in the spin-off and those shares will not be returned to BHS.  The Company has, therefore, removed the disclosure about the transactions involving the Brink’s Trust.

9.
In addition, revise the disclosure in the document to fully explain these transactions between The Brink’s Trust, Brink’s and BHS and their impact on BHS and the BHS shareholders after the distribution.  For example, discuss how the transactions will impact Brink’s shareholders’ proportionate interests in BHS and Brink’s after the distribution and the number of shares outstanding in each company.  As another example, quantify the estimated cost to you to repurchase BHS shares from Brink’s immediately after the distribution.

Response:  The Company advises the Staff that the Company no longer expects the Brink’s Trust to hold any Brink’s shares on the distribution date.  Therefore, the Brink’s Trust will not receive any BHS shares in the spin-off and those shares will not be returned to BHS.  The Company has, therefore, removed the disclosure about the transactions involving the Brink’s Trust.

What are the Federal income tax consequences to me of the spin-off?, page 5

10.
Please disclose when you will obtain the tax opinion from Cravath, Swaine & Moore LLP, and whether Brink’s can waive the receipt of this tax opinion as a condition to the spin-off.  Disclose that BHS has agreed to indemnify Brink’s for tax liabilities resulting from the spin-off under particular circumstances.

Response:  The Company has revised its disclosure on pages 5-6 to state that it will obtain the tax opinion from Cravath, Swaine & Moore LLP on or before the date of the spin-off and that Brink’s can waive the receipt of the tax opinion.  The Company has also disclosed that BHS has agreed to indemnify Brink’s under particular circumstances.

Risk Factors, page 14

We are agreeing to certain restrictions . . . . page 18

11.	Please briefly specify the limitations placed on you by the Tax Matters Agreement from pursuing strategic transactions or engaging in new business or other transactions.

Response:  The Company has revised its disclosure on page 20 to specify the limitations on transactions placed on it by the Tax Matters Agreement.  Under the Tax Matters Agreement, during the two-year period following the spin-off, the Company may not, subject to certain exceptions, enter into or authorize (a) any transaction resulting in the acquisition of its stock or assets beyond certain thresholds, (b) any merger, (c) any issuance of equity securities beyond certain thresholds or (d) any repurchase of its common stock unless certain conditions are satisfied.

The Spin-Off, page 23

12.	Please provide a subsection that discusses the interests of BHS’s officers and directors in the spin-off.

Response:  The Company has revised its disclosure on pages 27-29 to include this subsection.

13.
Please provide a subsection that discusses the treatment of outstanding stock options and other stock-based awards in the spin-off.  Disclose whether the stock options and other stock-based awards held by Brink’s officers and directors will be treated the same in the distribution as those held by other employees.

Response:  The Company has revised its disclosure on page 27 to include this subsection.

Background, page 23

Reasons for the Spin-Off, page 23

14.
Please expand these sections to include a more thorough discussion of what led to Brink’s decision to spin-off its residential and commercial security business at this time.  In your revised disclosure, please include a discussion of the settlement agreement entered into between Brink’s and MMI Investment, L.P., on behalf of itself and its affiliates, and its connection, if any, to the board’s decision to engage in a spin-off transaction.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not think additional disclosure is required or material to its shareholders.

15.
We note that Brink’s retained the consulting firm Monitor Group to assist in the evaluation of various strategic options, and that the board “had the benefit of analyses from Morgan Stanley.” Please discuss the strategic options evaluated by the Brink’s board.  Clarify what analyses were provided by Morgan Stanley and considered by the board.  Discuss whether or not the advisers recommended to the board that Brink’s spin-off BHS as a separate, publicly-traded company.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not think additional disclosure is required or material to its shareholders.

16.
Please elaborate on the listed reasons for the spin-off of BHS.  Also discuss the Brink’s board’s consideration of limitations on BHS as a result of the tax sharing agreement and other agreements with BHS, such as the challenges that will be faced by BHS due to limitations on BHS’s use of the Brink’s brand.

Response:  The Company has revised its disclosure on pages 26-27 to provide further explanation regarding the reasons for the spin-off of BHS.  The Company has also revised its disclosure in this section to include certain limitations the Brink’s board of directors considered in its decision making process.

Treatment of Fractional Shares, page 24

17.	Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

Response:  The Company has revised its disclosure on page 30 to reflect that it does not anticipate any brokerage or other fees will be paid in connection with selling aggregated fractional shares.

Material U.S. Federal Income Tax Consequences . . . , page 25

18.
In the first bulleted sentence on page 26 under the paragraph beginning, “The spin-off is conditioned upon...,”please delete the mitigating word “generally,” or else provide an explanation on what taxable income, gain or loss will be attributable to Brink’s.

Response:  The Company has revised its disclosure on page 31 to delete the word “generally”.

The Spin-Off and Tax-Free Transaction Status, page 27

19.
We note your disclosure that the tax-free transaction status of the spin-off may be disqualified under Section 355(e) of the Code if 50% or more of the stock of BHS or Brink’s is acquired as part of a plan or series of related transactions that include the spin-off.  Please discuss your intent to repurchase 6.52% of BHS stock from Brink’s in connection with the spin-off and how it would be viewed under Section 355.  To the extent material, expand your risk factor disclosure regarding the federal tax consequences of the spin-off to discuss the impact of this repurchase.

Response:  The Company advises the Staff that the Company does not expect the Brink’s Trust to hold any Brink’s shares on the distribution date.  Therefore the Company no longer expects any BHS shares to be distributed to the Brink’s Trust and returned to BHS.  The Company has, therefore, removed the disclosure about the transactions involving the Brink’s Trust.

Unaudited Pro Forma Consolidated Financial Information, page 34

20.
Please disclose in the third paragraph whether, in the opinion of the management, additional adjustments based on the finalization of the terms of the separation and the underlying separation agreements are expected to be material or not on the pro forma information as presented in the filing.  Also, disclose which items in the pro forma financial statements will be materially affected in the final determination of the allocation of the assets and liabilities resulting from the spin-off transaction.

Response:  The Company has revised its disclosure on page 39 to address this comment.

21.	Please disclose in the fourth paragraph, management’s assertion that the allocation methods described in the note 2 to the consolidated financial are reasonable as required by SAB Topic 1:B1.

Response:  The Company has revised its disclosure on page 39 to address this comment.

22.
We note that in connection with the spin-off  BHS intends to repurchase approximately 6.52% of its stock from Brink’s.  Please tell us why this transaction has not been reflected in the pro forma financial information and the capitalization table at page 31.

Response:  The Company advises the Staff that the Company no longer expects the Brink’s Trust to hold any Brink’s shares on the distribution date.  Therefore, the Brink’s Trust will not receive any BHS shares in the spin-off and those shares will not be returned to BHS.  The Company has, therefore, removed the disclosure about the transactions involving the Brink’s Trust.

Management’s Discussion and Analysis . . . , page 39

23.
Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company’s financial condition.  Challenges that should be discussed include the transition to a publicly-traded company, including the additional costs associated with being a public company.

Response:  The Company has revised its disclosure on pages 48-49 to include a new section titled “Trends, Risks and Uncertainties of Our Business” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  The section describes known material trends, demands and uncertainties as well as economic or industry-wide factors and material opportunities, challenges and risks relevant to the Company’s business.  The Company believes that this section discloses all known material trends, demands and uncertainties as well as economic or industry-wide factors and material opportunities, challenges and risks that are relevant to its business.

24.
Please discuss the impact of the Separation and Distribution Agreement, Brand Licensing Agreement, Transition Services Agreement, Tax Matters, Agreement and Employee Matters Agreement on the future results of operations and financial condition and liquidity.

Response:  The Company advises the Staff that the impact of the spin-off, including the agreements referenced in the comment, on its financial statements and results of operations is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Spin-Off”.

Factors Affecting Operating Results, page 40

25.
We note your discussions of your cash costs per installation, cash break-even point and customer retention.  Please discuss here and in the Business section the material terms of your typical customer contracts, including their duration and whether there are termination fees.

Response:  The Company has revised its disclosure on page 47 and pages 68-69 to describe the material terms of its typical customer contracts.

Results of Operations, page 46

2008 Interim Period Compared to 2007 Interim Period, page 46

26.
We note in the last sentence of this subsection that you believe that operating profit in 2009 will be affected by higher marketing cost for rebranding, offset by lower royalty expense.  Please revise to also disclose your expectation as to the net effect on your 2009 operating profit as a result of these known commitments.  Similarly clarify your disclosure regarding your expectation as to the net effect on your 2009 cash flows from operating activities as a result of these known commitments.

Response:  The Company has revised the disclosure on pages 55 and 58 to reflect the fact that it expects higher marketing costs for rebranding to exceed reductions in royalty expense during the rebranding period and to state that the net effect for 2009 will depend upon the timing of commencement of the rebranding effort, which timing has not yet been determined.

Liquidity, page 50

27.
Please revise to disclose the known commitment of repurchasing approximately 6.52% of your stock from Brink’s immediately after the spin-off, a quantified estimate of the cost to repurchase these shares, how you intend to pay for this repurchase, and how this will affect your short and long-term liquidity.

Response:  The Company advises the Staff that the Company no longer expects the Brink’s Trust to hold any Brink’s shares on the distribution date.  Therefore, the Brink’s Trust will not receive any BHS shares in the spin-off and those shares will not be returned to BHS.  The Company has, therefore, removed the disclosure about the transactions involving the Brink’s Trust.

28.
Discuss whether your existing cash, cash equivalents, investments, cash from operations and sources of liquidity will be sufficient to fund your long-term liquidity needs.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:  The Company has revised its disclosure on page 57 to state that management believes that its current cash-on-hand, financing expected to be in place on the distribution date and current projections of cash flows from operations will be sufficient to fund its future liquidity needs.

Critical Accounting Policies, page 52

29.
Please expand the disclosures of your critical accounting policies for security systems capitalization, deferred subscriber acquisition costs and long-lived asset valuations to present a more robust discussion of the estimates and uncertainties involved in determining the amount of capitalized costs for installed systems and recording impairment charges for disconnected systems.  Also address how you evaluate the recoverability of deferred acquisition costs that exceed deferred revenue.

Response:  The Company has revised its disclosure regarding its critical accounting policies on pages 61-63 and in Note 1 of the Notes to Consolidated Financial Statements.

30.
Please revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments of each critical accounting policy.  You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future.  For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:  The Company has revised its disclosure regarding estimates used in its critical accounting policies on pages 61-63 and in Note 1 of the Notes to Consolidated Financial Statements.  The Company respectfully suggests that sensitivity analysis in these cases would not provide significant additional information to the reader because the Company believes that the variance within the reasonably likely range of assumptions would not materially affect the Company’s financial results.

Business, page 56

31.
Please revise this section to enhance the discussion of your authorized dealer program.  For example, please disclose as a percentage the amount of sales and installation that is typically derived from your authorized dealer program, and the number of authorized dealers you currently have.  In this regard, we note that you currently have 68 branch locations, but cover more than 250 metropolitan areas in all 50 states and two Canadian provinces.

Response:  The Company has revised its disclosure on page 71 to describe its dealer operations.

Stable Recurring Revenues and Cash Flows, page 57

32.
We note your disclosure that the stability of your customer base is demonstrated by “[y]our low customer attrition rates, ranging from 6.4% to 7.2% annually over the last five years.”  Further, you state in the subsection titled “Customer Retention” on page 62 that you believe you have the highest customer retention rate of the five largest security monitoring companies in North America.  To provide context for your disclosure, please disclose the foundation used to support these statements.  Please see comment three above if your answer is based on industry research.

Response:  The Company derives its customer attrition rates from its internally generated subscriber data and reports this information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Performance Measures—Subscriber Activity”.  The Company based its belief regarding its retention rate relative to its competitors on an article in SDM Magazine and the public filings of those competitors and has included these materials in Annex A attached hereto.  The Company confirms to the Staff that all of the research is publicly available and was not prepared in connection with the Registration Statement.

Favorable Long-Term Growth Opportunities, page 57

33.
Please revise to disclose the name of the industry sources used to support your statement that the North American market for electronic security system sales, leasing, installation, monitoring and service was approximately $14 billion in 2007 and that only 20% to 25% of U.S. households currently have security systems.  Please see comment three above with regard to providing these materials.

Response:  The Company has included the requested materials in Annex A attached hereto.  The sources utilized for the Company’s statements include IMS Research, Barnes Reports and U.S. Census Bureau data.  The Company confirms to the Staff that all of the research is publicly available and was not prepared in connection with the Registration Statement.  The Company has revised its disclosure on page 66 to reflect the most recent data it has reviewed.

Executive Compensation, page 70

34.	Please revise to include the information required by paragraph (e)(4) of Item 407 of Regulation S-K, or tell us how you have complied with this Item.

Response:  The Company has not revised its disclosure because as the Company has described in “Compensation Discussion and Analysis”, prior to the spin-off, the Company has been owned by Brink’s, and so its historical compensation strategy has been primarily determined by Brink’s and the Brink’s Compensation Committee.  The Company will establish a Compensation and Benefits Committee (the “Compensation Committee”) in connection with the spin-off.  As disclosed on page 78, the members of the Compensation Committee will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, and will be “non-employee directors” (within the meaning of Rule 16b-3 of the Securities and Exchange Act of 1934) and “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code).  However, the Company has not yet determined any other eligibility requirements for the Compensation Committee, or whether any of its executive officers will be permitted to serve on the compensation committee (or any other committee serving a similar function) or on the board of directors of any entity one of whose executive officers serves on the Compensation Committee.  The Company has also not determined whether any of its executive officers will be permitted to serve on the compensation committee (or any committee performing a similar function) of any entity one of whose executive officers serves as one of the Company’s directors.

Compensation Discussion and Analysis, page 70

35.
Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer.  For example, you state on page 73 that the Brink’s compensation committee considered certain factors in setting the base salary for your President, and that Brink’s CEO also considered these factors in setting base salaries for each of your other named executive officers.  Yet you do not analyze how the committee’s or the CEO’s consideration of these factors resulted in the salaries paid for each officer.  This is only one example and similar analyses should be provided for the other elements of compensation as well, such as annual bonus awards and long-term incentive compensation.  For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Response:  The Company has revised its disclosure on pages 81-89 to provide the requested information.

Factors Considered in Determining Executive Compensation, page 72

36.
We note in the third paragraph of this section that you structure the compensation program so that the named executive officers short-term compensation is at or near the 50th percentile of certain selected peer companies.  Please identify the companies to which you benchmark your compensation and discuss in greater detail how your benchmark companies were selected.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, to the extent actual short-term compensation was outside the 50th percentile range in 2007, please explain why.

Response:  The Company has revised its disclosure on pages 81-83 to identify the companies to which it benchmarked its compensation in 2007 and to discuss in greater detail how the Company’s benchmark companies were selected.

The Company has revised its disclosure on page 82 to explain why Robert B. Allen’s actual short-term compensation was outside the 50th percentile range in 2007 and to indicate that no other named executive officer’s short-term compensation was outside such range.

Long-Term Incentive Compensation, page 76

37.
Please revise your discussion of the Management Performance Improvement Plan to more clearly explain how the actual 2007 amounts awarded to each named executive officer were calculated.  In this regard, we note that the “Non-Equity Incentive Plan Compensation” column in your Summary Compensation Table on page 81 discloses that your named executive officers received actual payouts of 132.5% of the target amounts disclosed in your Grants of Plan-Based Awards on page 85.

Response:  The Company has revised its disclosure on pages 88-89 to provide the requested information.

Summary Compensation Table, page 81

38.	The amounts reported in the “All Other Compensation” column of your Summary Compensation Table do not equal the totals disclosed in footnote six on page 83. Please revise or advise.

Response:  The Company has revised its disclosure on page 94 to correct the amounts reported in the “All Other Compensation” and the “Total” columns of the Summary Compensation Table.

Grants of Plan-Based Awards, page 85

39.	It appears that the information corresponding to the July 12, 2007 grant date is currently listed on the January 1, 2007 line. Please revise or advise.

Response:  The Company has revised its disclosure on page 98 to align better the information corresponding to the July 12, 2007 grant date.

Outstanding Equity Awards at Fiscal Year-End, page 88

40.
Please revise to disclose by footnote the vesting dates of options held at fiscal-year end.  Refer to Instruction 1 to Item 402(f)(2) of Regulation S-K.  In the alternative, since all of the options share a common vesting schedule, you may provide this information by inserting a separate column in your table providing the date of grant for each option.

Response:  The Company has revised its disclosure on page 101 by adding a separate column in the Outstanding Equity Awards at Fiscal Year-End table providing the grant date for each option.

Director Compensation, page 99

41.
Please summarize, to the extent known, the anticipated compensation structure for the BHS directors following the spin-off.  If you anticipate that the compensation structure will be substantially similar to Brink’s compensation structure for its directors, please disclose its materials terms.

Response:  The Company has revised its disclosure on pages 112-113 to describe the benefit plans that it intends to adopt for BHS directors.  The Company has not yet decided upon any other aspects of the BHS directors’ compensation structure that will apply following the spin-off.

Where You Can Find More Information, page 108

42.	Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington, D.C. 20549.

Response:  The Company has revised its disclosure on page 127 to reflect the SEC’s current address.

Financial Statements:

Notes to the Consolidated Financial Statements

Deferred Subscriber Acquisition Costs, page F-10

43.
We note that you defer certain subscriber acquisition costs, including incremental direct selling costs.  Please describe for us the types and amounts of costs that you deferred during each period presented in the financial statements.  Tell us how you applied the guidance in SFAS 91 in assessing whether these costs should be deferred.  Tell us how you determine the amount of unamortized deferred acquisition costs of an installation that is identified for disconnection and possible impairment.

Response:  As allowed by SEC Topic 13 FQ.4, the Company analogizes to SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, in determining whether costs can be deferred.  The Company defers incremental direct costs related to customer acquisition and certain other costs related to specific activities defined in SFAS 91.  Specifically, the Company interprets the activities in its business that are deferrable under SFAS 91 to include costs related to evaluating a prospective customer’s financial condition, preparing or processing contractual agreements, and closing the transaction.

Deferred costs consist of the following amounts (millions):	2005	2006	2007	1Q2007	1Q2008
Incremental direct sales compensation and related fringe benefits	$13.9	$14.9	$15.5	$3.7	$4.3
Customer referral fees for installations	2.7	2.9	2.7	0.7	0.8
Other costs related to specific qualified activities	0.9	0.7	0.6	0.1	0.1
Total deferred costs	$17.5	$18.5	$18.8	$4.5	$5.2

As shown above, substantially all of the costs deferred consist of incremental sales compensation, primarily commissions and the related fringe benefits, and referral fees paid on successful installations.  The amount of sales compensation deferred is based on the percentage of successful sales to total sales efforts.  Additionally, a proportionate share of incremental fringe benefits related to the deferred portion of commission is also deferred.

With regard to the Staff’s comment requesting additional information as to how the Company determines the amount of unamortized deferred acquisition costs of an installation that is identified for disconnection and possible impairment, the footnote disclosure currently states “When a security system asset is identified for disconnection and possible impairment, the Company immediately recognizes any unamortized deferred subscriber acquisition cost related to that installation.”  To clarify, the Company tracks the deferred costs associated with the security system asset and the accumulated amortization related to these costs for customer sites beginning at the time of installation (when the subscriber relationship is initiated). Accordingly, the Company’s accounting records allow it to monitor the unamortized balance of deferred subscriber acquisition costs at any point in time.  The Company records an impairment charge for the remaining unamortized deferred subscriber acquisition cost of the asset at time of disconnect when the customer relationship is terminated.  There are no additional significant estimates used in the deferred subscriber acquisition cost impairment process.

44.
You disclose that deferred costs exceed deferred revenues for subscribers acquired through the Brink’s Home Technologies activities.  Tell us the amount of excess deferred costs capitalized during each period presented and how you evaluate whether these costs are recoverable from net cash flows from the initial term of the monitoring contract.  Also describe any termination provisions under these contracts and discuss whether management has successfully enforced these provisions.

Response:  There are no installation revenues associated with Brink’s Home Technologies acquired accounts.  The subscriber acquisition cost deferral is based on SFAS 91 guidance.  The guidance regarding the types of costs to be deferred is interpreted in the same manner as for other deferred subscriber acquisition costs.

	2005	2006	2007	1Q2007	1Q2008
(in $ millions)

BHT deferred subscriber acquisition costs	$5.4	$5.9	$5.0	$1.3	$1.1

Subscriber acquisition costs are only deferred if the sales process is successful and the monitoring agreement with the customer is executed.  Brink’s Home Technologies monitoring agreements are generally three years in duration.  If the contract is terminated prior to the end of the three year commitment, the remaining contractual monthly fees are billed upon contract termination, and collection is generally pursued unless the customer fulfills his original contract by establishing a new service contract in another location.  Management has consistently enforced these policies.

For customer acquisitions that have deferred costs in excess of deferred revenues, the Company evaluates recoverability of net deferred acquisition costs by comparing the cost incurred to the expected cash to be received under the customer monitoring contract less the incremental cost to monitor the site.  For each new Brink’s Home Technologies contract, deferred subscriber acquisition costs typically approximate one-third of the minimum contractual revenues from the initial term of the associated monitoring contract.  The relationship of these costs to the expected contract revenue is the basis for our conclusion regarding the recoverability of costs and positive net cash flows.

Property and Equipment, page F-9

45.
You disclose that costs capitalized as part of the installation of security systems at subscriber locations include other costs.  These other costs include the costs of vehicles used for installation, and a portion of telecommunication, facilities and administrative costs incurred at branches associated with the installation process.  Tell us how you applied the guidance in SFAS 91 or other relevant accounting literature in assessing whether these costs should be deferred.  Tell us how you calculate the amount of costs attributed to each installation when recording the amount of impairment for disconnected security systems.

Response:  These security system assets are self-constructed fixed assets which the Company installs and for which the Company retains ownership.  The Company has evaluated the costs incurred in the security system installation process, and has concluded that it is proper to capitalize all costs that are clearly associated with installing security system equipment and bringing the individual security system to full operational status.  These costs, which include direct costs as well as construction overhead costs, are capitalized as property and equipment owned by the Company.  Capitalized costs do not include routine repairs and maintenance costs that do not add to the utility of the asset.  The equipment and installation costs for a specific site are capitalized based upon actual costs incurred in the installation process for a specific month.  These costs include all equipment, material and direct labor associated with installation and other costs incurred primarily at the branch level that arise as a result of the installation process.

The components of capitalized security systems are direct equipment and materials, direct labor required to install the equipment at the customers’ sites, and support costs directly related to the installation of security systems such as installation vehicle costs, telecommunication costs and branch facility administrative costs.  The Company includes vehicle costs as capitalizable support costs, as the vehicles used to transport Company technicians and equipment to the job sites are integral to the installation process.  Similarly, Company technicians use wireless phones and wireless laptop computers while at the installation sites, as communication with the branch office and with the Company’s central computer systems is also integral to the process.  Other branch facility and administrative costs related to technical operations are allocated between the installation and service functions, and only those costs allocated to the installation function are capitalized.  On average, equipment and materials approximate 31% of the total capitalized security system costs, direct labor approximates 49% of the total capitalized costs, and support costs approximate 20% of the total capitalized costs.  No corporate general and administrative or overhead costs are capitalized.  Marketing and sales-related costs (other than certain direct selling costs and related revenues that are deferred and amortized in accordance with SAB 104 and SFAS 91) are not capitalized, but are expensed currently.

Because these assets are fixed assets, the Company does not apply the guidance in SFAS 91 in determining which costs should be capitalized.  However, given the lack of authoritative literature related to self-constructed assets for the industry, the Company broadly incorporates concepts from various pieces of authoritative literature in considering the types of costs that should be capitalized in addition to direct labor and materials for each installed security system.  Examples of authoritative literature that discuss capitalizing indirect or overhead costs related to construction of assets include:

•
Paragraph 6 of SFAS No. 34, Capitalization of Interest Costs, provides that “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.”

•
Paragraph 7 of SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, provides that “project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.  Indirect costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate.”

•
Paragraph 6a of SFAS No. 51, Financial Reporting by Cable Television Companies, provides that “costs of cable television plant, including materials, direct labor, and construction overhead shall continue to be capitalized in full” during a prematurity period as defined for that industry.

•
Paragraph 31a of AICPA SOP 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, provides that “external direct costs of materials and services consumed in developing or obtaining internal-use computer software.  Examples of those costs include but are not limited to fees paid to third parties for services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software.”

While the above referenced literature does not directly apply to capitalization of security system assets, clear references are made to the appropriateness of capitalizing all costs clearly associated with constructing or acquiring assets and bringing them to their intended use, including costs that are indirect in nature.  Therefore, the Company believes the nature of costs capitalized for the installation of security system assets is appropriate.

In response to the Staff’s comment requesting additional information regarding how the Company calculates the amount of costs attributed to each installation when recording the amount of impairment for disconnected security systems, the Company has clarified the Critical Accounting Policy on Long-Lived Asset Valuations and related footnote disclosure to state that the carrying value utilized in the impairment calculation is “the actual remaining net book value associated with the security system disconnected.”  The Company determines the amount capitalized for each security system asset based on the amount of costs incurred for installation and the number of sites installed during each month.  That amount is then depreciated over the useful life of the asset.  The net book value at the time of disconnect is then recorded as an impairment charge for those security systems estimated to be other than temporarily impaired.

Legal Proceedings, page F-28

46.
You disclose that losses from legal proceedings or changes in estimates of losses may result in material changes in earnings.  If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated.  Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of SFAS 5, or explain why no modification is necessary.

Response:  The Company advises the Staff that it does not believe it is reasonably possible that the outcome of any legal proceeding will result in a liability that materially exceeds the amount already accrued.  Accordingly, the Company has not provided the disclosure of the range of reasonably possible loss or a statement that it cannot estimate the range.  The Company has revised its disclosure on page F-31 to clarify the materiality of any reasonably possible loss.

Please contact the undersigned at (212) 474-1996, or, in my absence, Holt Goddard at (212) 474-1162, with any questions you may have regarding the Registration Statement.

                Sincerely,

                George E. Zobitz, Esq.

Mr. Jay H. Knight
Attorney-Adviser, AD11
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-[7010]

Copy to:

Katherine Krebs
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-[7010]

Mr. Robert B. Allen
Brink’s Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX  75063

Encls.

[FEDERAL EXPRESS]